                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Month Ended    Commission file number
                  June 30, 2007          0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|    No |X|

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

                           Total number of pages is 25

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND (TM) LOGO]
TECHNOLOGY

                                                           INVESTOR RELATIONS:

                                                           de Jong & Associates,
                                                           sndt@dejong.org
                                                           +(1) 760/943-9065

PRESS RELEASE

                      SAND ANNOUNCES THIRD QUARTER RESULTS

MONTREAL, JUNE 29TH, 2007: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management software, today reported results for the nine-month period ended April 30, 2007. The Company reported a loss for the first three quarters of fiscal year 2007 of $2,079,067, or ($0.16) per share on revenues of $4,891,472. In comparison with the first three quarters of fiscal year 2006, revenues have increased by over 13% and the operating loss has decreased by 24%.

"We are pleased in the improvement of our net results over the same period last year." said Arthur Ritchie, President and Chief Executive Officer of SAND. "Although we were expecting stronger revenues, we remain encouraged by the level of interest and the pipeline for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering," added Ritchie. "In addition we have realized an increase in partner interest and participation, along with several speaking opportunities, and articles to be published in the foreseeable future", said Ritchie.

ABOUT SAND TECHNOLOGY

SAND is an international provider of intelligent information management software. The SAND/DNA product suite scales to help any size enterprise cope with exploding data requirements, now and into the future. SAND/DNA Access allows for retaining all potentially relevant data in a tiny footprint while providing instant access to just what's required. SAND/DNA Analytics allows for complex what-if analysis to meet any planned and unplanned business need. Sharing SAND's patented "ask-anything" DNA, together they provide a just-in-time approach to data management with unparalleled productivity and cost-effectiveness.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA nearline solutions for SAP NetWeaver BI have achieved "Certified for NetWeaver" and "Powered by NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

----------
SAND Technology and Nucleus are registered trademarks, and SAND, SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Searchable Archive, SAND Analytic Server, and other SAND- and Nucleus-related terms are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                   IN CANADIAN DOLLARS
                                                   -------------------
                                                  AS AT           AS AT
                                              APR. 30, 2007   JULY 31, 2006
                                              -------------   -------------
ASSETS
Current Assets
   Cash and cash equivalents                   $  1,052,582    $  1,412,548
   Accounts Receivable, Net                    $    862,979    $  1,486,287
   Prepaid Expenses                            $    173,974    $     93,226
                                               ----------------------------
                                               $  2,089,535    $  2,992,061
Capital Assets, Net                            $    199,437    $    231,367
Other Assets, Net                              $    138,559    $    221,693
                                               ----------------------------
                                               $  2,427,531    $  3,445,121
                                               ============================
LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities    $    940,723    $    710,882
   Deferred Revenue                            $  1,306,282    $  1,231,094
   Due to Shareholder                          $  1,207,911    $    429,461
   Deferred Credits                            $    114,904    $    136,906
                                               ----------------------------
                                               $  3,569,820    $  2,508,343
                                               ----------------------------
SHAREHOLDERS' DEFICIENCY
   Common Stock                                $ 38,024,756    $ 38,024,756
   Contributed Surplus                         $    103,000    $    103,000
   Deficit                                     $(39,270,045)   $(37,190,978)
                                               ----------------------------
                                                ($1,142,289)   $    936,778
                                               ----------------------------
                                               $  2,427,531    $  3,445,121
                                               ============================

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                      IN CANADIAN DOLLARS
                                                      -------------------

                                 3 MONTHS ENDED   3 MONTHS ENDED   9 MONTHS ENDED   9 MONTHS ENDED
                                  APR. 30, 2007    APR 30, 2006     APR. 30, 2007    APR. 30, 2006
                                 --------------   --------------   --------------   --------------
Revenues                           $ 1,559,407      $ 1,559,307      $ 4,891,472      $ 4,330,833
                                   --------------------------------------------------------------
Operating expenses
Cost of Sales and Product
Support                            $  (398,322)     $  (486,258)     $(1,298,312)     $(1,155,066)
Research and
Development Costs                  $  (598,337)     $  (517,598)     $(1,758,289)     $(1,780,439)
Amortization of capital assets
and acquired technology            $   (49,296)     $   (56,350)     $  (151,165)     $  (196,235)
Selling, general and
administrative expenses            $(1,227,570)     $(1,382,098)     $(3,722,920)     $(3,975,418)
                                   --------------------------------------------------------------
Total operating expense            $(2,273,525)     $(2,442,304)     $(6,930,686)     $(7,107,158)
                                   --------------------------------------------------------------
Operating Income (Loss)            $  (714,118)     $  (882,997)     $(2,039,214)     $(2,776,325)
Interest Income, Net               $   (39,322)     $    14,471      $   (39,853)     $    50,925
                                   --------------------------------------------------------------
Net Earnings (Loss)                $  (753,440)     $  (868,526)     $(2,079,067)     $(2,725,400)
                                   ==============================================================
Earnings (Loss) per share               ($0.06)          ($0.07)          ($0.16)          ($0.21)
Weighted average number of
shares outstanding                  12,818,189       12,818,189       12,818,189       12,818,189

SAND TECHNOLOGY INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY REPORT

THIRD QUARTER ENDED APRIL 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2007

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2007 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S (SAND) 2006 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 24 OF SAND'S 2006 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON JUNE 22, 2007. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     During the 2007 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During the last fiscal year, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first three quarters of this Fiscal Year (2007) was the continuation of progressive sales and a significant reduction in operating losses. While we expect that our new solutions will start contributing more significantly to revenues during the next quarters, we are encouraged by these trends.

RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2007 COMPARED WITH THIRD QUARTER OF FISCAL 2006 AND FIRST NINE MONTHS OF FISCAL 2007 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2006

Revenue

     Sales revenue for the third quarter ended April 30, 2007 was $1,559,407, unchanged from sales of $1,559,307 for the third quarter ended April 30, 2006. In North America, sales were $542,737 an increase of 45% from sales of $375,164 in the third quarter of fiscal 2006. In Europe, sales in the third quarter of fiscal 2007 were $1,016,670, a decrease of 14% from sales of $1,184,143 in the third quarter of fiscal 2006.

     Sales revenue for the first nine months of fiscal 2007 was $4,891,472, an increase of 13% from sales of $4,330,833 for the first nine months of fiscal 2006. In North America sales were $1,471,261, an increase of 14% from sales of $1,292,548 in the first nine months of fiscal 2006. In Europe, sales in the first nine months of fiscal 2007 were $3,420,211, an increase of 13% from sales of $3,038,285 in the first nine months of fiscal 2006.

     In North America the increase in our revenues for the third quarter and first nine months of fiscal 2007 is associated with a better acceptance of our product in the United States for some opportunities. In Europe the increase in revenues is due to increased market acceptance of our products in Germany and the United Kingdom.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 11% to $1,227,570 for the third quarter ended April 30, 2007 from $1,382,098 for the third quarter ended April 30, 2006. For the first nine months of fiscal 2007, selling, general and administrative expenses were $3,722,920 compared to $3,975,418 during the first nine months of fiscal 2006, a decrease of 6%.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses increased by 16% to $598,337 for the third quarter ended April 30, 2007 from $517,598 for the third quarter ended April 30, 2006. For the first nine months of fiscal 2007, research and development expenses were $1,758,289 compared to $1,780,439 during the first nine months of fiscal 2006, a decrease of 1%. For the remainder of fiscal 2007, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 18% to $398,322 for the third quarter ended April 30, 2007 from $486,258 for the third quarter ended April 30, 2006. For the first nine months of fiscal 2007, cost of sales was $1,298,312 compared to $1,155,066 during the first nine months of fiscal 2006, an increase of 12%. The increase for the three months can be attributed to fees paid to partners for its involvement in closing sales. The increase for the first nine months of fiscal 2007 reflects in part the increase in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     SAND generated a net loss of $753,440 in the third quarter ended April 30, 2007 as compared to a net loss of $868,526 in the third quarter ended April 30, 2006. Net loss was $2,079,067 in the first nine months of fiscal 2007 as compared to a net loss of $2,725,400. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively forward.

Liquidity and Capital Resources

     Cash and investments at April 30, 2007 were $1,052,582 compared with $2,454,343 at April 30, 2006. SAND does not have a line of credit with a commercial bank. In light of operating losses suffered in the current and past years, the Company's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing.

     On May 25, 2007 the Corporation completed a financing transaction of US$600,000 in form of debt reduction for US$500,000 and cash for $US100,000.

SAND TECHNOLOGY INC.

QUARTERLY REPORT

THIRD QUARTER ENDED APRIL 30, 2007

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

                                                                                     AS AT          AS AT
                                                                                   APRIL 30,      JULY 31,
                                                                                     2007           2006
-----------------------------------------------------------------------------------------------------------
                                                                                       $              $
                                                                                  (UNAUDITED)     (AUDITED)
ASSETS
Current assets
   Cash & cash equivalents                                                         1,052,582      1,412,548
   Accounts receivable                                                               862,979      1,486,287
   Prepaid expenses                                                                  173,974         93,226
-----------------------------------------------------------------------------------------------------------
                                                                                   2,089,535      2,992,061
Capital assets, net (Note 2)                                                         199,437        231,367
Other assets (Note 3)                                                                138,559        221,693
-----------------------------------------------------------------------------------------------------------
                                                                                   2,427,531      3,445,121
===========================================================================================================
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                          940,723        710,882
   Deferred revenue                                                                1,306,282      1,231,094
   Due to a shareholder (Note 11)                                                  1,207,911        429,461
   Deferred credits                                                                  114,904        136,906
-----------------------------------------------------------------------------------------------------------
                                                                                   3,569,820      2,508,343
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' DEFICIENCY
   Common stock (Note 4)
      Authorized
         An unlimited number of Class "A" common shares,
             without par value
      Issued and outstanding
         12,818,189 common shares (12,818,189 in July 2006)                       38,024,756     38,024,756
   Contributed surplus                                                               103,000        103,000
   Deficit                                                                       (39,270,045)   (37,190,978)
-----------------------------------------------------------------------------------------------------------
                                                                                  (1,142,289)       936,778
-----------------------------------------------------------------------------------------------------------
                                                                                   2,427,531      3,445,121
===========================================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                    THREE MONTHS   THREE MONTHS   NINE MONTHS   NINE MONTHS
                                        ENDED          ENDED         ENDED         ENDED
                                      APRIL 30,      APRIL 30,     APRIL 30,     APRIL 30,
                                        2007           2006          2007          2006
-------------------------------------------------------------------------------------------
                                          $              $             $             $
REVENUES                              1,559,407      1,559,307      4,891,472     4,330,833
-------------------------------------------------------------------------------------------
Cost of sales and product support      (398,322)      (486,258)    (1,298,312)   (1,155,066)
Research and development, net          (598,337)      (517,598)    (1,758,289)   (1,780,439)
Amortization of capital and other       (49,296)       (56,350)      (151,165)     (196,235)
   assets
Selling, general and
   administrative expenses           (1,227,570)    (1,382,098)    (3,722,920)   (3,975,418)
-------------------------------------------------------------------------------------------
Total operating expenses             (2,273,525)    (2,442,304)    (6,930,686)   (7,107,158)
-------------------------------------------------------------------------------------------
Operating loss                         (714,118)      (882,997)    (2,039,214)   (2,776,325)
Interest income (expense)               (39,322)        14,471        (39,853)       50,925
-------------------------------------------------------------------------------------------
NET LOSS                               (753,440)      (868,526)    (2,079,067)   (2,725,400)
Deficit at beginning of period      (38,516,605)   (35,120,931)   (37,190,978)  (33,264,057)
-------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD            (39,270,045)   (35,989,457)   (39,270,045)  (35,989,457)
===========================================================================================
Basic and diluted
   loss per share                         (0.06)         (0.07)         (0.16)        (0.21)
===========================================================================================
Weighted average number of
   shares outstanding                12,818,189     12,818,189     12,818,189    12,818,189
Net effect of dilutive stock
   options and warrants                      --             --             --            --
-------------------------------------------------------------------------------------------
Weighted average number of
   diluted shares outstanding        12,818,189     12,818,189     12,818,189    12,818,189
===========================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                    THREE MONTHS   THREE MONTHS   NINE MONTHS   NINE MONTHS
                                        ENDED          ENDED         ENDED         ENDED
                                      APRIL 30,      APRIL 30,     APRIL 30,     APRIL 30,
                                        2007           2006          2007          2006
-------------------------------------------------------------------------------------------
                                          $              $             $             $
OPERATING ACTIVITIES
   Net loss                            (753,440)      (868,526)   (2,079,067)   (2,725,400)
   Items not affecting cash
      Amortization of capital and
      other assets                       49,296         56,350       151,165       196,235
   Changes in non-cash
      operating working
      capital items (Note 9)          1,249,430        105,293       847,589      (552,457)
------------------------------------------------------------------------------------------
                                        545,286       (706,883)   (1,080,313)   (3,081,622)
------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchase of capital assets           (11,667)        (7,867)      (36,101)      (57,945)
------------------------------------------------------------------------------------------
                                        (11,667)        (7,867)      (36,101)      (57,945)
------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Due to a shareholder                 177,300             --       778,450            --
   Deferred credits                      (7,334)        (7,334)      (22,002)      (22,002)
------------------------------------------------------------------------------------------
                                        169,966         (7,334)      756,448       (22,002)
------------------------------------------------------------------------------------------
Decrease in cash and
   Cash equivalents                     703,585       (722,084)     (359,966)   (3,161,569)
Cash & cash equivalents,
   beginning of period                  348,997      3,176,427     1,412,548     5,615,912
------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
   END OF PERIOD                      1,052,582      2,454,343     1,052,582     2,454,343
==========================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain the needed financing. While the Corporation's management is confident it will obtain the necessary financing through public offerings or private placements, there is no assurance that the Company will be successful in obtaining said financing.

     The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2006.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

          Furniture and equipment   5 years
          Computer equipment        3 years
          Leasehold Improvements    over the lease term

     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

     (ii) Acquired technology

     The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     In September 2003, the Canadian Institute of Chartered Accountants (CICA) amended Section 3870 of the CICA Handbook, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair value-based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation early adopted the amendments on a prospective basis effective August 1, 2003, as permitted by the standard.

     Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees.

     GUARANTEES

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether or not it will have to make payments under the guarantees.

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     HEDGING RELATIONSHIPS

          As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

     NEW ACCOUNTING POLICIES ADOPTED

          As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, none of which had an impact on the Corporation's consolidated financial statements.

     Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

2.   CAPITAL ASSETS

                                   APRIL 30, 2007           JULY 31, 2006
                         ---------------------------------  -------------
                                     ACCUMULATED  NET BOOK     NET BOOK
                            COST    DEPRECIATION    VALUE       VALUE
                         ---------  ------------  --------  -------------
                             $            $           $           $
Furniture and equipment    320,113      320,002        111         111
Computer equipment         623,672      531,499     92,173     102,031
Leasehold improvements     287,610      180,457    107,153     129,225
-------------------------------------------------------------------------
                         1,231,395    1,031,958    199,437     231,367
=========================================================================

3.   OTHER ASSETS

                                   APRIL 30, 2007           JULY 31, 2006
                         ---------------------------------  -------------
                                     ACCUMULATED  NET BOOK     NET BOOK
                            COST    DEPRECIATION    VALUE       VALUE
                         ---------  ------------  --------  -------------
                             $            $           $           $
Contract Costs            471,100      332,541     138,559     221,693
-------------------------------------------------------------------------
                          471,100      332,541     138,559     221,693
=========================================================================

4.   COMMON STOCK

     (A) AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     (B) STOCK OPTION PLANS

     The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System or since August 9, 2005 on the OTC Bulletin Board (OTCBB) on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

     Activity in the stock option plans for the nine months period ended April 30, 2007 and fiscal 2006 was as follows:

                       NINE MONTHS ENDED
                        APRIL 30, 2007        JULY 31, 2006
                      ------------------   ------------------
                                WEIGHTED             WEIGHTED
                                 AVERAGE              AVERAGE
                      OPTIONS   EXERCISE   OPTIONS   EXERCISE
                       (000)      PRICE     (000)      PRICE
                      ---------------------------------------
                         #         $US        #         $US
Outstanding,
beginning of period    1,041      1.59      1,121      2.10
   Granted               288      1.00        133      1.00
   Exercised              --        --         --        --
   Forfeited             160      1.00        213      3.95
                       -----      ----      -----      ----
Outstanding, End of
period                 1,169      1.52      1,041      1.59
                       =====      ====      =====      ====
Options exercisable
at end of period         694      1.79        609      1.84
                       =====      ====      =====      ====

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2007:

                                  OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                            ------------------------------   -------------------
                                       WEIGHTED
                                       AVERAGE    WEIGHTED             WEIGHTED
                                      REMAINING    AVERAGE              AVERAGE
RANGES OF EXERCISE PRICES   OPTIONS      LIFE     EXERCISE   OPTIONS   EXERCISE
($US)                        (000)     (YEARS)      PRICE     (000)      PRICE
                            ---------------------------------------------------
                               #                    $US         #         $US
< 1.00                         160       9.23       0.69       160       0.69
1.00 to 1.99                   844      17.21       1.02       382       1.04
3.00 to 3.99                    20       9.23       3.37        20       3.37
4.00 to 4.99                    30      10.74       4.63        30       4.63
5.00 to 5.99                   105      14.75       5.07        92       5.08
6.00 to 6.99                    10      12.31       6.28        10       6.28
                             ---------------------------       --------------
                             1,169      15.55       1.52       694       1.79

5.   INCOME TAXES

     There was no income tax accrued during the nine-month period ended April 30, 2007.

6.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,368,898. The minimum payments due in each of the forthcoming years are as follows:

               $
     2007   382,665
     2008   308,136
     2009   270,907
     2010   244,314
     2011   162,876

7.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

     As at and for the three months ended April 30,

                                           NORTH AMERICA     EUROPE
     ---------------------------------------------------------------
     2007
     Net sales                                  542,737    1,016,670
     (Loss) before income taxes              (1,093,470)     340,030
     Identifiable assets                        847,154    1,580,377
     ---------------------------------------------------------------
     2006
     Net sales                                  375,164      802,837
     (Loss) earnings before income taxes       (999,073)     111,614
     Identifiable assets                      2,664,872    2,139,830
     ---------------------------------------------------------------

     As at and for the nine months ended April 30,

                             NORTH AMERICA     EUROPE
------------------------------------------------------
2007
Net sales                       1,471,261    3,420,211
Loss before income taxes       (2,615,657)     536,590
Identifiable assets               847,154    1,580,377
------------------------------------------------------
2006
Net sales                       1,292,548    3,038,285
(Loss) before income taxes     (2,863,927)     138,527
Identifiable assets             2,664,872    2,139,830
------------------------------------------------------

8.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at April 30, 2007, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     CREDIT RISK

     The Corporation's exposure to credit risk as of April 30, 2007, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                         THREE MONTHS   THREE MONTHS   NINE MONTHS   NINE MONTHS
                             ENDED          ENDED         ENDED         ENDED
                           APRIL 30,      APRIL 30,     APRIL 30,     APRIL 30,
                             2007           2006          2007          2006
--------------------------------------------------------------------------------
                               $              $             $             $
Accounts receivable       1,359,440       (131,241)      623,308       749,927
Prepaid expenses             46,768         30,406       (80,748)      (53,179)
Deferred revenue            (43,969)        16,652        75,188      (134,925)
Accounts payable and
   accrued liabilities     (112,809)       189,476       229,841      (548,493)
--------------------------------------------------------------------------------
Changes in non-cash
   operating working
   capital items          1,249,430        105,293       847,589        13,330
================================================================================

10.  COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

11.  SUBSEQUENT EVENTS

     On May 25, 2007, the Corporation formalized a loan agreement with one of its shareholder in relation with amounts previously advanced by the shareholder to the Corporation. Under this agreement, the amount due to the shareholder will bear, effective February 1, 2007, an interest rate of 15% per annum, capitalized monthly. As at April 30, 2007, interest amounting to $38,003 has been accrued in the books of the Corporation.

     On May 25, 2007, the Corporation completed a financing transaction by way of a private placement of 1,500,000 Class "A" Common shares and 750,000 Warrants. The warrants, which expire at earlier of three years after closing date in the event the bid price for the stock has been above US$1.50 for 60 consecutive trading days, permit the holders to convert into common shares at an exercise price equal to US$0.60 per share. Out of the total placement, 1,250,000 Class A Common shares and 625,000 Warrants were issued in consideration for the reduction of US$500,000 of the amount due to a shareholder. The remaining 250,000 Class "A" Common shares and 125, 000 Warrants were issued for a consideration of US$100,000 in cash. The proceeds will be used for general corporate purposes.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAND TECHNOLOGY INC.


June 29, 2007                           /s/ Arthur G. Ritchie
                                        ----------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer